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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                           Commission File No. 0-25678
(CHECK ONE):
[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X] Form 10-Q  [ ]Form N-SAR
              For Period Ended: June 30, 2001

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ______________________________

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION


                            MRV Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable
                              20415 Nordhoff Street
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Address of Principal Executive Office (Street and Number)

                              Chatsworth, CA 91311
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has been unable to obtain information from certain of its subsidiaries necessary to complete and file its Form 10-Q. The Company requires additional time to obtain such information and to reflect the same in its Form 10-Q for the three and six months ended June 30, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Edmund Glazer             978               952-4700
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              (Name)             (Area code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] Yes   [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached statement, incorporated herein by reference.


                            MRV Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 14, 2001           By:  /s/ Edmund Glazer
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                                   Edmund Glazer, Vice President of Finance and
                                   Administration and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION____________________________________
     INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL
          CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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                ATTACHED STATEMENT FOR PART IV (3) of Form 12b-25

The results of operations registrant expects to report for the six and three months ended June 30, 2001, as compared with the results of operations for the six and three months ended June 30, 2001 is set forth below:



                                     Six Months Ended               Three Months Ended
                                  June 30,     June 30,           June 30,       June 30,
                                    2001         2000               2001           2000
                                 (Unaudited)  (Unaudited)        (Unaudited)    (Unaudited)
    REVENUES, net                $ 189,634       $ 139,007       $  89,530       $  73,935

    COSTS AND EXPENSES:
      Cost of goods sold           155,156          88,529          88,765          45,793
      Research and
       development
       expenses                     50,787          26,649          25,782          14,758
      Selling, general and
       administrative
       expenses                     82,123          41,481          43,711          26,467
      Amortization of
       goodwill and
       intangibles from
       acquisitions                 57,167          13,069          29,028          12,055
      Operating loss              (155,599)        (30,721)        (97,756)        (25,138)
      Other expense, net            (2,893)         (1,678)         (2,373)         (1,190)
      Provision (credit)
       for income taxes             (3,622)            883            (939)          1,377
      Minority interest             (6,439)            332          (5,051)             45

    NET LOSS                     $(148,431)      $ (33,614)      $ (94,139)      $ (27,750)


    NET LOSS PER SHARE
     - BASIC                     $   (1.97)      $   (0.56)      $   (1.24)      $   (0.44)

    NET LOSS PER SHARE
     - DILUTED                   $   (1.97)      $   (0.56)      $   (1.24)      $   (0.44)


    SHARES USED IN PER
     - SHARE CALCULATION
     - BASIC                        75,245          59,839          76,111          62,754

    SHARES USED IN PER
     - SHARE CALCULATION
     - DILUTED                      75,245          59,839          76,111          62,754


The changes in results of operations for the six and three months ended June 30, 2001 are primarily the result of the issuance of registrant's common stock and options in connection with several acquisitions registrant made during second half of 2001, including its acquisition of Quantum Optech Inc., AstroTerra Corporation and Optronics International Corp., the amortization of goodwill charges from these acquisitions and the acquisitions of Fiber Optic Communications, Inc. and Jolt Ltd. during the second quarter of 2000, the deferred compensation charges incurred from these acquisitions and from the employment arrangements registrant made with the President and Chief Executive Officer and Vice President of Finance and Chief Financial Officer of registrant's subsidiary, Luminent, Inc., during second half of 2000, costs incurred in connection with the Optical Access initial public offering, expenses associated with registrant's development stage enterprises, as well as one time charges of approximately $41.2 million recorded by Luminent during the second quarter of 2001.




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